VIA EDGAR

June 23, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust II (the “Trust”); File No. 811-4236 – Post-Effective Amendment No. 214

Dear Ms. White:

This letter is in response to the comments you provided on June 7, 2016 with respect to the Registration Statement for Class R3 and Class R4 Shares of the JPMorgan Government Bond Fund. Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Fund’s Registration Statement in filings made pursuant to Rule 485(b) of the Securities Act of 1933, which are currently scheduled to become automatically effective on July 1, 2016 pursuant to the Rule. Additionally, as discussed, we have requested approval for the Funds listed on Exhibit A to file, on or before July 1, 2016, a post-effective amendment to their registration statements pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933 (the “Securities Act”) for the purpose of registering Class R3 and Class R4 Shares of the Funds effective July 1, 2015 (the “Replicated Registration Statements”). We will incorporate the changes referenced in response to Comments 12 and 13 below, as applicable, in such filing as well.

1.	Comment: Please include a “Tandy” representation in your response letter.

Response: The requested representation is included below.

PROSPECTUS COMMENTS

Cover

2.	Comment: Please update the Fund’s class identifiers to reflect their ticker symbols when you have obtained them.

Response: We will incorporate the Fund’s class identifiers to reflect their ticker symbols once we obtain them and once the share classes are publicly offered.

Fee Table

3.	Comment: If the fee waiver/expense reimbursements described in footnote 1 is subject to recoupment, please expand the footnote to describe the arrangement.

Response: The fee waiver/expense reimbursements described in footnote 1 to the Fund’s fee tables are not subject to recoupment.

Main Investment Strategies

4.	Comment: The prospectus discloses that “the Fund’s average weighted maturity is equivalent to the average weighted maturity of the cash flows in the securities held by the Fund given certain prepayment assumptions (also known as weighted average life).” Please revise this disclosure so that it is written in plain English, particularly with respect to the description of cash flows.

Response: The disclosure will be revised to read as follows:

Because of the Fund’s holdings in mortgage-backed and similar securities, the Fund’s average weighted maturity is equivalent to the ~~average weighted maturity of the cash flows in the securities held by the Fund~~ average number of years for which each dollar of unpaid principal on a loan or mortgage securing mortgage-backed and similar securities remains outstanding given certain prepayment assumptions (also known as weighted average life).

5.	Comment: Please disclose if the Fund has a duration strategy and if so, describe the duration strategy in the prospectus, including any parameters and a definition of duration.

Response: The Fund has flexibility with respect to duration although the adviser currently aims to keep the duration between 5.00 and 5.50 years over the long term. The following disclosure will be added to the prospectus:

The Fund’s adviser has flexibility with respect to the Fund’s duration. Currently, the Fund’s adviser aims to maintain a duration of between 5.00 and 5.50 years over the long term, although the Adviser has the flexibility to maintain a longer or shorter duration when it believes it is advisable to do so. Duration is a measure of the price sensitivity of a debt security or a portfolio of debt securities to relative changes in interest rates. For instance, a duration of three years means that a security’s or portfolio’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates (assuming a parallel shift in yield curve).

6.	Comment: The prospectus discloses that the Fund may use derivatives as substitutes for securities. Are derivatives currently included in the calculation to meet the Fund’s 80% test under Rule 35d-1 and if so, how are they valued?

Response: Derivatives are currently not included in the calculation to meet the Fund’s 80% test.

7.	Comment: The prospectus discloses that “the Fund has flexibility to invest in derivatives and may use such instruments to manage duration, sector and yield curve exposure, credit and spread volatility and to respond to volatile market conditions.” The prospectus also discloses that “derivatives …. may be used as substitutes for securities in which the Fund can invest” and that the Fund “may use futures contracts, options and swaps in connection with its principal strategies.” Please be more specific with respect to which derivatives are used for a particular purpose, including which derivatives are used to manage duration and which derivatives are used as substitutes for securities in which the Fund may invest.

Response: Currently, the adviser does not anticipate using derivatives as part of its principal investment strategy although it may do so in the future. As a result, the disclosure concerning derivatives will be moved from the Risk/Return Summary to the “More About the Fund” section under Additional Strategies. In addition, the disclosure will be revised to read as follows:

The Fund has flexibility to invest in derivatives including futures contracts, options, and swaps in order to hedge various investments, for risk management purposes and/or to increase income or gain to the Fund. ~~and may use such instruments to manage duration, sector and yield curve exposure, credit and spread volatility and to respond to volatile market conditions~~. Derivatives, which are instruments which have a value based on another instrument, exchange rate or index, may also be used as substitutes for securities in which the Fund can invest. In particular, the Fund may use futures contracts including treasury futures, options and swaps to manage cash inflows and duration and as substitutes for securities in which the Fund may invest. ~~options, and swaps in connection with its principal strategies in order to hedge various investments, for risk management purposes and/or to increase income or gain to the Fund.~~

The Fund’s Past Performance

8.	Comment: The prospectus discloses as follows:

“Returns of Class R3 would have been lower than those shown because Class R3 Shares have higher expenses than Class A Shares and returns for Class R4 Shares would have been different than those shown because Class R4 Shares have different expenses than Class A Shares.”

Please explain why the disclosure for Class R4 Shares indicates that the returns would have been “different.”

Response: Because Class R4 Shares have lower expenses than Class A Shares, the returns for Class R4 Shares would be higher than Class A Shares. In order to focus shareholders on the performance of the existing class and the Fund, the disclosure is drafted to provide that the performance would have been different rather than promoting that the new class would have performed better.

Bar Chart

9.	Comment: The Bar Chart is labeled as Class R2 Shares. Please re-label the bar chart and confirm that the returns are for Class A Shares.

Response: The Bar Chart returns are for Class A Shares. The label on the Chart will be revised.

More About the Fund

10.	Comment: The disclosure indicates that the Fund may engage in securities lending although securities lending is not a principal strategy of the Fund. Please consider moving securities lending disclosure under a heading “Additional Strategies.”

Response: The proposed disclosure change will be made.

11.	Comment: The disclosure indicates that “the Fund also may use strategies that are not described in the section, but which are described in the “Investment Practices” for the Fund section later in the prospectus and in the Statement of Additional Information.” Please consider moving this disclosure under a heading labeled “Additional Strategies” rather than under Investment Risks.

Response: The disclosure will be moved.

Statement of Additional Information

12.	Comment: On Part 2, page 110, the disclosure indicates that “Until on or about October 1, 2016 (“Transition Date”), each Fund seeks to maintain a stable NAV per share of $1.00 and each Fund uses the amortized cost method to value its portfolio of securities provided that certain conditions are met, including that the Fund’s Board of Trustees continues to believe that the amortized cost valuation fairly reflects the market-based NAV per share of the Fund.” Please confirm that this disclosure applies to the Fund.

Response: The disclosure does not apply to the Fund and will be revised to reference the money market funds.

Part C

13.	Comment: Please include the information required by Rule 484 in the filing made pursuant to Rule 485(b)(1)(vii).

Response: The following disclosure will be included in Part C for the filing made pursuant to Rule 485(b)(1)(vii) for the Funds listed on Exhibit A.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, trustee, officer or controlling person or principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

In connection with your review of Post-Effective Amendment 214 filed by the Trust on April 28, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

EXHIBIT A

JPMorgan Equity Income Fund

JPMorgan Intrepid Mid Cap Fund

JPMorgan Large Cap Growth Fund

JPMorgan Mid Cap Growth Fund

JPMorgan Mid Cap Value Fund

JPMorgan Small Cap Equity Fund

JPMorgan Small Cap Value Fund

JPMorgan U.S. Equity Fund

JPMorgan U.S. Small Company Fund